Exhibit 99.1

Maris-Tech Enters Into Distribution Agreement with Thrikasa Technologies to Expand Presence in India

Thrikasa Technologies will serve as key local distributor, strengthening Maris-Tech’s reach in the Indian defense markets

Rehovot, Israel, April 01, 2025 (GLOBE NEWSWIRE) - Maris-Tech Ltd. (Nasdaq: MTEK, MTEKW) (“Maris-Tech” or the “Company”), a global leader in video and artificial intelligence (“AI”)-based edge computing technology, today announced that it has entered into a new distribution agreement with Thrikasa Technologies (“Thrikasa”), a veteran Indian supplier of computing solutions for rugged environments. Pursuant to the agreement, Thrikasa will serve as a key distribution partner for Maris-Tech’s solutions across India.

With its headquarters in Hyderabad, Thrikasa brings deep experience in delivering advanced technology to defense, aerospace, and critical infrastructure clients across the region. The collaboration will include joint marketing, exhibition participation and coordinated sales efforts, which Maris-Tech expects will allow it to better serve Indian customers with localized expertise and support.

“We are excited to announce this agreement with Thrikasa, a highly respected participant in India’s defense technology ecosystem,” said Israel Bar, Chief Executive Officer of Maris-Tech. “We believe that Thrikasa’s technical knowledge and trusted relationships make them an ideal collaborator, as we continue to establish our presence in India and bring our advanced edge computing and AI video solutions to the Indian market.”

About Maris-Tech Ltd.

Maris-Tech is a global leader in video and AI-based edge computing technology, pioneering intelligent video transmission solutions that conquer complex encoding-decoding challenges. Our miniature, lightweight, and low-power products deliver high-performance capabilities, including raw data processing, seamless transfer, advanced image processing, and AI-driven analytics. Founded by Israeli technology sector veterans, Maris-Tech serves leading manufacturers worldwide in defense, aerospace, Intelligence gathering, homeland security (HLS), and communication industries. We’re pushing the boundaries of video transmission and edge computing, driving innovation in mission-critical applications across commercial and defense sectors.

For more information, visit https://www.maris-tech.com/

Forward-Looking Statement Disclaimer

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe the Company’s future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect”,” “may”, “should,” “could,” “seek,” “intend,” “plan,” “goal,” “estimate,” “anticipate” or other comparable terms. For example, the Company is using forward-looking statements when it is discussing: the anticipated benefits of the distribution agreement between the Company and Thrikasa and the Company’s expansion of its advanced edge computing and AI video solutions in the Indian market. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of the Company’s control. The Company’s actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause the Company’s actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: its ability to raise capital through the issuance of additional securities; its planned level of revenues and capital expenditures; belief that our existing cash and cash equivalents, as of December 31, 2024, will be sufficient to fund our operations through the next twelve months; its ability to market and sell our products; its plans to continue to invest in research and development to develop technology for both existing and new products; its plans to collaborate, or statements regarding the ongoing collaborations, with partner companies; its ability to maintain our relationships with suppliers, manufacturers, and other partners; its ability to maintain or protect the validity of our intellectual property; its ability to retain key executive members; its ability to internally develop and protect new inventions and intellectual property; its ability to expose and educate the industry about the use of our products; its expectations regarding our tax classifications; its qualification as an emerging growth company or a foreign private issuer; interpretations of current laws and the passages of future laws; general market, political and economic conditions in the countries in which the Company operates including those related to recent unrest and actual or potential armed conflict in Israel and other parts of the Middle East, such as the multi-front war Israel is facing; and the other risks and uncertainties described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2024, filed with the SEC on March 28, 2025, and its other filings with the SEC. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Investor Relations:

Nir Bussy, CFO
Tel: +972-72-2424022
Nir@maris-tech.com